EXHIBIT 17.1

EXHIBIT A

RESIGNATION OF DAN LEBOFFE

Date: April 6, 2026

To the Board of Directors Cyber Enviro-Tech, Inc.

Dear Members of the Board:

Please accept this letter as my formal resignation from the Board of Directors of Cyber Enviro-Tech, Inc. (the “Company”), effective as of April 6, 2026.

This transition is intended to support the Company’s ongoing strategic repositioning and leadership realignment. I am pleased to continue my involvement with CETI as a member of its Advisory Board and look forward to contributing in a strategic capacity.

It has been a privilege to serve the Company over the past several years, including as Chief Financial Officer and as a member of the Board of Directors. During this time, CETI has made meaningful progress in strengthening its financial discipline and corporate governance and, with the recent changes in management, I believe will continue to do so as it moves into its next phase of execution and revenue development.

I appreciate the opportunity to serve and remain hopeful in CETI’s direction.

Sincerely,